Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304-1050 O: 650.493.9300 F: 650.493.6811

September 17, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Mitchell Austin
Kathleen Collins
David Edgar
Jan Woo

Re:	HashiCorp, Inc.
Draft Registration Statement on Form S-1
Confidentially Submitted July 29, 2021
CIK No. 0001720671

Ladies and Gentlemen:

On behalf of our client, HashiCorp, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission contained in its letter dated August 26, 2021 (the “Comment Letter”), relating to the above-referenced Draft Registration Statement on Form S-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is concurrently submitting via EDGAR this letter and an Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page numbers of Amendment No. 1.

AUSTIN    BEIJING    BOSTON    BRUSSELS    HONG KONG    LONDON    LOS ANGELES    NEW YORK    PALO ALTO

SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

U.S. Securities and Exchange Commission

September 17, 2021

Draft Registration Statement on Form S-1, Confidentially Submitted on July 29, 2021

Prospectus Summary

Overview, page 1

1.	Please disclose here the percentage of revenue generated from your customers with $100,000 or greater annual recurring revenue to add context to the number of customers disclosed.

In response to the Staff’s comment, the Company has updated the disclosure on pages 3, 84 and 119 of Amendment No. 1.

Risk Factors

We expect our revenue mix to vary over time, which could harm our gross margin and operating results, page 24

2.

You state here that your Terraform and Vault products make up the majority of your revenue. Please revise to disclose the percentage of revenue generated from these products in your most recent financial statement period.

In response to the Staff’s comment, the Company has updated the disclosure on page 26 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Business Model, page 75

3.

You disclose here and elsewhere throughout the filing that as of January 31, 2021, your last four quarter average net dollar retention rate was 123%. Please revise to disclose this rate for each period in which financial statements are provided and discuss any significant fluctuations from period to period. Also, we note that net dollar retention rate is calculated using annualized recurring revenue, which for your monthly customers represents the annualized value of their last month’s spend. Please explain your basis for annualizing revenue from monthly contracts. In your response, provide us with your cancellation/attrition rates or, alternatively, renewal rates for your monthly arrangements and tell us the amount of revenue recognized from such contracts for each period presented. Also, clarify whether monthly customers includes contracts that include a material right of renewal each month.

In response to the Staff’s comment, the Company has updated the disclosure on pages 3, 80, 82 and 118 of Amendment No. 1 to disclose the four quarter average net dollar retention rate for each period for which financial statements are presented. As evidenced by the revised disclosure, the Company respectfully advises the Staff that there have not been significant fluctuations in the four quarter average net dollar retention rates from period to period.

Less than 1% of the Company’s revenue is generated from consumption-based contracts with no minimum commitment, which are billed in arrears based on monthly usage. For these contracts, ARR is calculated by annualizing the most recent prior month’s usage.

U.S. Securities and Exchange Commission

September 17, 2021

The remaining 99% of the Company’s revenue is generated from contracts with a committed recurring subscription for a fixed term, some of which have a material right of renewal each month. The Company annualizes ARR for these contracts, including those with a material right of renewal each month, because less than five of such contracts have been terminated prior to the end of the contract term in the Company’s history. Please see the Company’s response to Comments 9 and 10 for additional information related to the Company’s contracts.

Results of Operations

Comparison of Fiscal 2020 and Fiscal 2021

Revenue, page 85

4.

You state that the increase in revenue in fiscal 2021 was attributed to expanded product adoption among new and existing customers. Please revise to quantify the relative contribution of each of these factors. Refer to Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-6835.

In response to the Staff’s comment, the Company has updated the disclosure on pages 95 and 96 of Amendment No. 1.

Critical Accounting Policies and Estimates

Common Stock Valuation, page 98

5.

Please provide us with a breakdown of all stock-based compensation awards granted and secondary sales transactions to date in fiscal 2022, including the fair value of the underlying common stock used to value such awards. To the extent there were significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology. Please continue to update this analysis through effectiveness of the registration statement.

As stated in Amendment No. 1, the fair value of the common stock underlying the Company’s stock-based awards has historically been determined by its board of directors (the “Board”), with input from management and reference to contemporaneous independent third-party valuations. The valuations of the Company’s Class B common stock are determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation. Each fair value estimate is based on a variety of factors as described on pages 111 and 112 under “—Common Stock Valuations” of Amendment No. 1.

The table below represents the fair market value at each valuation date, as determined by the Board. All share numbers and amounts are presented on a post-stock split basis and consistent with the assumptions presented in Amendment No. 1.

U.S. Securities and Exchange Commission

September 17, 2021

Fair Market Value of Underlying Common Stock

Valuation Date	Fair Market Value	% Change from Prior Valuation
January 31, 2021	$25.70	16%
April 30, 2021	$35.31	37%
July 31, 2021	$39.86	13%

In response to the Staff’s comment, set forth in the tables below are the stock options, restricted stock units (“RSUs”), and restricted stock awards (“RSAs”) (collectively, the “awards”) granted by the Company in fiscal 2022 through the date of this letter, along with the fair value of the underlying shares of Class B common stock used to value such awards at the grant date. The Company is not aware of any secondary sales involving the Company’s equity in fiscal 2022.

Stock Options

Option Grant Date	Number of Shares of Class B Common Stock Subject to Options	Estimated Class B Common Stock Fair Value Per Share for Financial Reporting Purposes
March 2, 2021	18,800 Shares	$28.94
April 21, 2021	36,500 Shares	$34.34
May 25, 2021	5,500 Shares	$36.55
August 24, 2021	8,900 Shares	*	*

**	The fair value of these awards has not yet been determined because the relevant Contemporaneous Valuation Report (as defined below) is not yet available.

Restricted Stock Units

RSUs Grant Date	RSUs Granted	Estimated Class B Common Stock Fair Value Per Share for Financial Reporting Purposes
March 2, 2021	610,700 RSUs	$28.94
April 21, 2021	2,538,680 RSUs	$34.34
May 25, 2021	808,840 RSUs	$36.55
June 18, 2021	50,000 RSUs	$37.73
August 24, 2021	921,310 RSUs	*	*

**	The fair value of these awards has not yet been determined because the relevant Contemporaneous Valuation Report (as defined below) is not yet available.

Restricted Stock Awards

RSAs Grant Date	RSAs Granted	Estimated Class B Common Stock Fair Value Per Share for Financial Reporting Purposes
March 2, 2021	5,314 RSA	$28.94

U.S. Securities and Exchange Commission

September 17, 2021

Estimated Class B Common Stock Fair Value Per Share for Financial Reporting Purposes

The fair value per share of the Company’s Class B common stock was determined at each valuation date by the Board, taking into account independent common stock valuation reports (“Valuation Reports”) from the specialist valuation practice of a professional third-party valuation firm commissioned by the Board. Such Valuation Reports were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuations of Privately-Held Company Equity Securities Issued as Compensation. With regard to the awards set forth in the tables above, the Company obtained third-party valuations as of January 31, 2021, April 30, 2021, and July 31, 2021 (the “Valuation Dates”). Such contemporaneous valuations were used for determining the fair value of stock options, RSUs and RSAs (collectively, the “Contemporaneous Valuation Reports” and “Contemporaneous Valuation Dates”). Such contemporaneous valuations are discussed in greater detail below.

The Company used straight-line interpolation to estimate the fair value between the Valuation Dates. The Company believes that the straight-line methodology provides the most reasonable basis for the valuation of its Class B common stock because the Company did not identify any single event that occurred during periods between the Valuation Dates that would have caused a material change in fair value as of any of the grant dates and because application of this methodology is consistent with the growth the Company has been experiencing and the progress towards a potential initial public offering (“IPO”).

At each Valuation Date, the fair value of the Company’s business, or enterprise value, was determined for financial reporting purposes using a combination of the following methods:

Income Approach:

This approach focuses on the income-producing capability of the Company. The income approach estimates value based on the expectation of future cash flows that the Company will generate – such as cash earnings, cost savings, tax deductions, and the proceeds from disposition. These cash flows are discounted to the present using a rate of return that incorporates the risk-free rate for the use of funds, the expected rate of inflation, and risks associated with the particular investment. The selected discount rate is generally based on rates of return available from alternative investments of similar type, quality, and risk.

Market Approach:

This approach measures the value of an asset or business through an analysis of recent sales or offerings of comparable investments or assets. When applied to the valuation of equity interests, consideration is given to the financial condition and operating performance of the entity being appraised relative to those of publicly traded entities operating in the same or similar lines of business, potentially subject to corresponding economic, environmental, and political factors and considered to be reasonable investment alternatives. The market approach can be applied by utilizing one or both of the following methods:

•

Public Company Market Multiple Method (“PCMMM”). This methodology focuses on comparing the subject entity to guideline publicly traded entities. In applying this method, valuation multiples are: (i) derived from historical or forecasted operating data of selected guideline entities; (ii) evaluated and / or adjusted based on the strengths and weaknesses of the subject entity relative to the selected guideline entities; and (iii) applied to the appropriate operating data of the subject entity to arrive at a value indication.

U.S. Securities and Exchange Commission

September 17, 2021

•

Similar Transactions Method. This methodology utilizes valuation multiples based on actual transactions that have occurred in the subject entity’s industry or related industries to arrive at an indication of value. These derived multiples are then adjusted and applied to the appropriate operating data of the subject entity to arrive at an indication of value.

The estimated equity value at each of the Contemporaneous Valuation Dates was then allocated to the various equity classes using a hybrid of the Probability Weighted Expected Return Method (the “PWERM”) that incorporated the Option Pricing Method (the “OPM”). Both allocation methods are forward-looking analyses of the possible future outcomes of the enterprise upon a potential liquidity event or stay-private scenarios. The PWERM involves identifying discrete future outcomes for the business, including future enterprise or equity values, term, and probability, and is typically most appropriate when potential future outcomes can be estimated with a relatively high level of confidence. The OPM utilizes the Black-Scholes option pricing model to establish a distribution of potential future outcomes based on the selected underlying value, term, expected volatility, and risk-free rate and is typically most appropriate when discrete future outcomes cannot be reasonably identified and/or supported and considered speculative. In implementing the hybrid PWERM, the Company identified one or more IPO scenario(s) and incorporated the OPM to capture a later liquidity event.

After the equity value was estimated and allocated among the various equity classes, a discount for lack of marketability (“DLOM”) was applied to the value allocated to Class B common stock to arrive at the fair value. A DLOM is applied based on the theory that an owner of a minority common stock interest in a private company has limited opportunities to sell, or otherwise liquidate, the stock and any such sale would involve significant transaction costs, thereby reducing the overall value.

As noted above, the Company used straight-line interpolation to estimate the fair value of each grant occurring between each of the applicable Contemporaneous Valuation Dates.

The following are the key considerations in determining the fair value of the Company’s Class B common stock at each Contemporaneous Valuation Date.

Contemporaneous January 2021 Valuation Report

The Company, with assistance from a third-party valuation firm, performed a contemporaneous valuation of the Company’s Class B common stock as of January 31, 2021, resulting in an estimated fair value of $25.70 per share (the “Contemporaneous January 2021 Valuation Report”) using a hybrid of the PWERM that incorporated an OPM.

As of the Contemporaneous Valuation Date, the most recent financing activity was the Series E Convertible Redeemable Preferred stock financing round which had closings in March and April 2020. In addition, the Company facilitated a tender offer in June 2020, and a small secondary transaction in August 2020 (collectively, the “2020 Transactions”), which were considered by the valuation specialist in the final determination of the fair value per share of the Class B common stock. Due to the passage of time since the Series E financing and the consideration that a PWERM model, incorporating a potential IPO scenario is more appropriate for valuation purposes, the Series E financing was not considered in the determination of the fair market value.

U.S. Securities and Exchange Commission

September 17, 2021

To establish a marketable value per share the valuation specialist applied a PWERM that considered a December 2021 IPO (“December IPO”) and remaining private (“Stay Private”). The estimated future exit value under the December IPO was determined to be $8.243 billion based on guideline public company revenue multiple indications (the PCMMM of the Market Approach). The estimated present value under the Stay Private scenario was determined to be $3.537 billion with an estimated term of 2.0 years to remain private. Due to the wide range of possible exit scenarios under the Stay Private scenario, it was determined that an OPM was appropriate for allocating the equity value, which had been determined based on an equally weighted discounted cash flow model (Income Approach), and the PCMMM of the Market Approach.

The application of the PCMMM in both the December IPO and Stay Private scenarios, considered the comparability between the Company and a peer group to establish the multiple. It was determined that a forward revenue multiple would be the most appropriate measure and given the differences in terms of growth, profitability, risk and operations, the valuation specialist adjusted the multiple to account for the differences. Adjusted multiples for both one-year and two-years forward revenue were calculated, and the resulting equity value was averaged to determine the PCMMM marketable value.

To determine the non-marketable value per share, a DLOM of 15% and 25% was applied to the marketable value per share from the December IPO and the Stay Private scenarios, respectively. The non-marketable value per share was then weighted at 60% and 40%, for the December IPO and Stay Private scenarios, respectively. Lastly, the resulting non-marketable value per share from the PWERM and the selling price per share from the 2020 Transactions were assigned equal weight to determine the final fair value per share. It was determined that an equal weighting was reasonable considering the recent 2020 Transactions and the broad participation from employees selling and new and existing investors buying, representing a fair market transaction.

The Company retrospectively assessed the fair value of the Company’s Class B common stock for financial reporting purposes in connection with the awards granted between January 31, 2021 and April 30, 2021 (the date of the next Contemporaneous Valuation Report) using a straight-line methodology to interpolate the estimated fair value between January 31, 2021 and April 30, 2021, as no single event was determined to affect the increase in fair value other than the continued growth of the business, which resulted in the estimated fair values shown in the table above.

Contemporaneous April 2021 Valuation Report

The Company, with assistance from a third-party valuation firm, performed a contemporaneous valuation of the Company’s Class B common stock as of April 30, 2021, resulting in an estimated fair value of $35.31 per share (the “Contemporaneous April 2021 Valuation Report”) using a hybrid of the PWERM that incorporated an OPM.

U.S. Securities and Exchange Commission

September 17, 2021

As of the Contemporaneous Valuation Date, there had been no recent financing events; however, the Company had taken steps towards being ready for an IPO, with the internal promotion of a Chief Financial Officer in February 2021, and the subsequent hiring of a VP of Investor Relations, and a VP of FP&A, in March 2021 and April 2021, respectively. Additionally, the Company started the process of underwriter selection starting on April 1, 2021, which ultimately culminated in the lead underwriters being selected in early May 2021. At this time, the Company estimated that its expected exit value was $9.990 billion, an increase from the expected exit value of $8.243 billion at the January 2021 Valuation Date. The $1.747 billion increase in expected exit value was attributed to the higher growth rates experienced by the Company compared to other companies within the peer group, which resulted in a higher multiple being selected.

The 2020 Transactions that had been considered in the Contemporaneous January 2021 Valuation Report were again considered, but ultimately not included in the weighting, due to the progress that had been made by the Company from a financial and operational perspective since these transactions, and the progress towards a potential IPO, which indicated that the prices paid in the 2020 Transactions would no longer reflect the Company’s current value.

To establish a marketable value per share, a PWERM was applied that considered the December IPO and Stay Private scenarios. The estimated future exit value under the December IPO was determined to be $9.990 billion based on guideline public company revenue multiple indications discussed above (the PCMMM of the Market Approach). The estimated present value under the Stay Private scenario was determined to be $4.102 billion with an estimated term of 1.75 years to remain private. Due to the wide range of possible exit scenarios under the Stay Private scenario, it was determined that an OPM was appropriate for allocating the equity value, which had been determined based on an equally weighted discounted cash flow model (Income Approach), and the PCMMM of the Market Approach consistent with the approach for the January 2021 Valuation Report.

To determine the non-marketable value per share, a DLOM of 11% and 21% was applied to the marketable value per share from the December IPO and the Stay Private scenarios, respectively. The non-marketable value per share was then weighted at 70% and 30%, for the December IPO and Stay Private scenarios, respectively, to calculate the final fair value per share. The adjustments made to the weighting and the DLOM were driven by the Company’s continued progress towards a potential IPO.

The Company retrospectively assessed the fair value of the Company’s Class B common stock for financial reporting purposes in connection with the awards granted between April 30, 2021 and July 31, 2021 (the date of the next Contemporaneous Valuation Report) using a straight-line methodology to interpolate the estimated fair value between April 30, 2021 and July 31, 2021, which resulted in the estimated fair values shown in the table above.

Contemporaneous July 2021 Valuation Report

The Company, with assistance from a third-party valuation firm, performed a contemporaneous valuation of the Company’s Class B common stock as of July 31, 2021, resulting in an estimated fair value of $39.86 per share (the “Contemporaneous July 2021 Valuation Report”) using a hybrid of the PWERM that incorporated an OPM.

U.S. Securities and Exchange Commission

September 17, 2021

As of the Contemporaneous Valuation Date, the Company had progressed further with the potential IPO process which culminated in the filing of a confidential registration statement with the Securities and Exchange Commission on July 29, 2021. No significant transactions had occurred since the April 30 Valuation Date that were considered in the determination of the fair value per share of the Class B common stock.

To establish a marketable value per share a PWERM was applied that considered the December IPO and Stay Private scenarios. The estimated future exit value under the December IPO was determined to be $9.939 billion based on guideline public company revenue multiple indications (the PCMMM of the Market Approach). The estimated present value under the Stay Private scenario was determined to be $4.471 billion with an estimated term of 1.5 years to remain private. Due to the wide range of possible exit scenarios under the Stay Private scenario, it was determined that an OPM was appropriate for allocating the equity value, which had been determined based on an equally weighted discounted cash flow model (Income Approach), and the PCMMM of the Market Approach consistent with the prior valuations.

To determine the non-marketable value per share, a DLOM of 9% and 20% was applied to the marketable value per share from the December IPO and the Stay Private scenarios, respectively. The non-marketable value per share was then weighted at 80% and 20%, for the December IPO and Stay Private scenarios, respectively, to calculate the final fair value per share. The adjustments made to the weighting and the DLOM were driven by the Company’s continued progress towards a potential IPO.

The Company intends to retrospectively assess the fair value of the Company’s Class B common stock for financial reporting purposes in connection with the awards granted between July 31, 2021 and the next Contemporaneous Valuation Date (expected to be October 31, 2021) using a straight-line methodology to interpolate the estimated fair value between July 31, 2021 and the next Contemporaneous Valuation Date.

* * *

The Company advises the Staff that it will continue to update this analysis through the Company’s responses to the Staff up to the effectiveness of its Draft Registration Statement.

Non-GAAP Financial Measures

Non-GAAP RPOs, page 101

6.

You state on page 79 that your remaining performance obligations (RPOs) are not necessarily indicative of future product revenue growth as it does not account for the timing of customers’ consumption. You further state that RPOs are influenced by a number of factors and should be reviewed in conjunction with revenue and other financial metrics. Given the limitations noted with regards to your GAAP measure of RPOs, please tell us and revise to disclose why management believes the measure of non-GAAP RPOs is useful to investors. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

In response to the Staff’s comment, the Company has updated the disclosure on pages 85 and 86 of Amendment No. 1.

U.S. Securities and Exchange Commission

September 17, 2021

Business, page 103

7.

On page 37, you state that you rely on public cloud operators to operate your platform and note that you have agreements with these public cloud operators. Please revise your business section to describe your relationships with and dependence on these public cloud operators. Additionally, tell us what consideration you have given to filing any material agreements you may have with these public cloud operators. See Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has updated the disclosure on page 138 of Amendment No. 1. Additionally, the Company respectfully advises the Staff that it determined that its agreements with three public cloud operators: Amazon Web Services (“AWS”), Google Cloud (“Google”), and Microsoft Azure (“Microsoft”) are not material agreements under Item 601(b)(10) of Regulation S-K because (1) each of these agreements was entered into in the ordinary course of the Company’s business, and (2) the Company’s business is not substantially dependent on any of these agreements.

Item 601(b)(10)(ii) of Regulation S-K provides that if a contract ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls under one of four enumerated exceptions, as discussed in the paragraph below. The Company has reviewed its arrangements and relationships with AWS, Google, and Microsoft, and, based on that review, believes that the customer agreements with AWS, Google, and Microsoft are the types of arrangements that typically accompany the kind of business conducted by the Company in the ordinary course.

Because the customer agreements were made in the ordinary course of the Company’s business, the remaining question is whether any of the exceptions in Item 601(b)(10)(ii) apply so as to require the agreements to be filed. None of the exceptions apply, but the Company did analyze the exception set forth in Item 601(b)(10)(ii)(B), which is the exception for any contract upon which the Company’s business is substantially dependent.

The Company respectfully notes that its business is not substantially dependent on any of the customer agreements with AWS, Google, and Microsoft. First, the Company has fostered commercial relationships with each of AWS, Google and Microsoft, and by contracting with each of these public cloud providers, the Company is not substantially dependent on any of them. Second, while AWS, Google, and Microsoft are leading providers of cloud infrastructure, other companies provide comparable public cloud offerings, including companies with resources that are comparable to those of AWS, Google, and Microsoft, such as Hewlett Packard Enterprise, IBM, and Oracle. The Company believes that these providers can provide services to host the Company’s infrastructure that are substantially similar to those that it receives from AWS, Google, or Microsoft. In addition, the Company believes that it could transition to one or more alternative cloud infrastructure providers on commercially reasonable terms. While transitioning the cloud infrastructure currently hosted by AWS, Google, or Microsoft to alternative providers could potentially be disruptive and the Company may incur significant costs for a short period, the Company believes such an occurrence would not cause substantial harm to the Company’s business or results of operations over the longer term.

U.S. Securities and Exchange Commission

September 17, 2021

Additionally, the Company respectfully directs the Staff to its risk factors on pages 30, 38, 39 and 40 related to its agreements with cloud providers. The Company believes that these risk factor disclosures reflect the Company’s efforts to provide comprehensive and robust disclosure of all potential material future risks that may be relevant to investors, even when the Company does not believe the circumstances described in such risk factors would have a material impact on the Company’s business or financial operations at this time.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

8.

It appears that your subscription revenue includes revenue from both products and services. Please revise to separately disclose revenue and related cost of revenue from products and services pursuant to Rule 5-03(b) of Regulation S-X, or explain.

The Company respectfully advises the Staff that it considered the disclosure requirements of revenue and related cost of revenue from products and services pursuant to Rule 5-03(b) of Regulation S-X. However, the Company respectfully notes that Rule 5-03(b) of Regulation S-X requires the separate disclosure of tangible products from services and notes that the Company does not believe its software licenses meet the definition of a tangible product as the Company’s software by its nature is an intangible product that is delivered via direct download to its customers.

In addition, because the software licenses and related support are always sold together on a subscription basis, the Company does not evaluate its software license offerings separate from the related support. The Company also does not separately evaluate or allocate the costs for software licenses from the related support because the software development costs incurred benefit both the licenses and related support, and respectfully notes that there would be nominal costs of revenue associated with the software licenses.

Therefore, the Company ultimately determined that not separating subscription revenue from software licenses and services into different line items on the consolidated statements of operations is consistent with Rule 5-03(b) of Regulation S-X. The Company respectfully advises the Staff that on page F-12, it has provided a disaggregation of subscription revenue by software licenses and services in the event users of the Company’s financial statements would find the information meaningful.

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Revenue Recognition, page F-9

9.

You state that “certain arrangements” with customers include a renewal option that is separately evaluated for a material right. Please revise to clarify, if true, that substantially all your arrangements contain a material right. In this regard, it appears that your term license and support services arrangements, which appear to constitute the majority of your arrangements, contain a material right.

The Company respectfully notes to the Staff in the Company’s accounting pre-clearance letter to the Securities and Exchange Commission dated June 3, 2019, that the Company concluded that there are material rights associated with monthly renewal options in the majority of its contracts.

The Company respectfully advises the Staff that approximately 67% of license revenue and support revenue recognized in fiscal 2021 related to contracts that the Company concluded had a material right associated with a monthly contract renewal option. Therefore, the Company believes it is correct to state that only certain arrangements with customers include a renewal option that is separately evaluated for a material right.

U.S. Securities and Exchange Commission

September 17, 2021

10.

You state that your self-managed subscriptions include both upfront revenue recognition when the license is delivered as well as revenue recognized ratably over the contract period for support and maintenance. Please revise to clarify, if true, that for when such arrangements include a material right of renewal, you recognize revenue each month equal to the allocated value of a one-month term license and one-month mandatory support services.

In response to the Staff’s comment, the Company has updated the disclosure on pages 108 and F-12 of Amendment No. 1.

General

11.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

In response to the Staff’s comment, the Company is supplementally providing the Staff, under separate cover, with copies of written communications, as defined in Rule 405 under the Securities Act of 1933, as amended (the “Securities Act”), that have been presented to date by the Company, or individuals authorized to act on the Company’s behalf, to potential investors in reliance on Section 5(d) of the Securities Act. To the extent that the Company, or anyone authorized to act on the Company’s behalf, presents any additional communications to potential investors in reliance on Section 5(d) of the Securities Act after the date hereof, the Company will supplementally provide the Staff with copies of any such written communications.

* * * *

U.S. Securities and Exchange Commission

September 17, 2021

Please direct any questions with respect to this confidential submission to me or Michael Coke at (650) 493-9300 or tjeffries@wsgr.com or mcoke@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Tony Jeffries
Tony Jeffries

cc:	David McJannet, HashiCorp, Inc.

Navam Welihinda, HashiCorp, Inc.

Paul D. Warenski, HashiCorp, Inc.

Michael Coke, Wilson Sonsini Goodrich & Rosati, P.C.

Amanda Urquiza, Wilson Sonsini Goodrich & Rosati, P.C.

Richard A. Kline, Latham & Watkins LLP

John Williams, Latham & Watkins LLP